                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)
                                (FINAL AMENDMENT)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           HUDSON GENERAL CORPORATION
                            (Name of Subject Company)

                          GLGR ACQUISITION CORPORATION
                                GLOBEGROUND GMBH
                              DEUTSCHE LUFTHANSA AG
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   443784 10 3
                      (CUSIP Number of Class of Securities)

              PETER BLUTH                              Copies to:
               PRESIDENT                              ARTHUR MOLINS
            GLOBEGROUND GmbH                 GENERAL COUNSEL - NORTH AMERICA
     C/O LUFTHANSA-BASIS, GEB. 357              LUFTHANSA GERMAN AIRLINES
       D-60546 FRANKFURT AM MAIN                 1640 HEMPSTEAD TURNPIKE
                GERMANY                        EAST MEADOW, NEW YORK 11554
              49-69-696-19                           (516) 296-9200
 (Name, Address and Telephone Number of                    AND
Person Authorized to Receive Notices and        BONNIE A. BARSAMIAN, ESQ.
  Communications on Behalf of Bidder)           DAVID W. BERNSTEIN, ESQ.
                                                   ROGERS & WELLS LLP
                                                     200 PARK AVENUE
                                                NEW YORK, NEW YORK 10166
                                                     (212) 878-8000

                            CALCULATION OF FILING FEE

Transaction Value *: $132,616,124             Amount of Filing Fee: $26,523.22

* For purposes of calculating the fee only. This amount assumes the purchase of 1,744,949 shares of common stock, $1.00 par value per share (the "Shares") of Hudson General Corporation at a price per share of $76 in cash. The number of Shares outstanding as of December 31, 1998 is 1,744,949. The amount of the filing fee, calculated in accordance with
     Section 14(g)(3) and Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $26,523.22          Filing Party: GLGR Acquisition
Form or Registration No.: Schedule 14D-1                   Corporation
                                            Date Filed: February 19, 1999

CUSIP No.443784 10 3          SCHEDULES 13D AND 14D-1         Page 2 of 6 Pages
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          GLGR ACQUISITION CORPORATION
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) / /
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCES OF FUNDS

                                       AF
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          / /
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
===============================================================================
  7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,702,623
===============================================================================
  8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                          / /
===============================================================================
  9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                     97.57%
===============================================================================
  10.   TYPE OF REPORTING PERSON

                                       CO
===============================================================================

CUSIP No.443784 10 3          SCHEDULES 13D AND 14D-1      Page 3 of 6 Pages
===============================================================================
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                GLOBEGROUND GMBH
===============================================================================
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
===============================================================================
  3.   SEC USE ONLY

===============================================================================
  4.   SOURCES OF FUNDS

                                       AF
===============================================================================
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
                                                                          / /
===============================================================================
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     GERMANY
===============================================================================
  7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,702,623
===============================================================================
  8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                          / /
===============================================================================
  9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                     97.57%
===============================================================================
  10.  TYPE OF REPORTING PERSON

                                       CO
===============================================================================

CUSIP No.443784 10 3          SCHEDULES 13D AND 14D-1      Page 4 of 6 Pages
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              DEUTSCHE LUFTHANSA AG
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCES OF FUNDS

                                       WC
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          / /
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     GERMANY
===============================================================================
  7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,702,623
===============================================================================
  8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                          / /
===============================================================================
  9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                     97.57%
===============================================================================
  10.   TYPE OF REPORTING PERSON

                                       CO
===============================================================================

AMENDMENT NO. 4 TO SCHEDULE 14D/SCHEDULE 13D

      This Amendment No. 4 constitutes (i) the final amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on February 19, 1999 by GLGR Acquisition Corporation (the "Purchaser"), GlobeGround GmbH and Deutsche Lufthansa AG relating to the Purchaser's offer to purchase all of the outstanding shares of common stock of Hudson General Corporation and (ii) the initial Statement on Schedule 13D of the Purchaser, GlobeGround GmbH and Deutsche Lufthansa AG.

ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

      (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Friday, March 19, 1999. Based upon information provided by the Depository a total of 1,702,623 Shares, representing approximately 97.57% of the outstanding Shares, were tendered in response to the Offer and not withdrawn. The Purchaser has accepted all of those Shares for payment.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(9)      Text of press release, dated March 22, 1999.

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 22, 1999

                                          DEUTSCHE LUFTHANSA AG


                                          By:  /s/ David W. Bernstein
                                             ----------------------------------
                                             Name: David W. Bernstein
                                             Title: Attorney-In-Fact


                                          GLGR ACQUISITION CORPORATION


                                          By:  /s/ David W. Bernstein
                                             ----------------------------------
                                             Name: David W. Bernstein
                                             Title: Attorney-In-Fact


                                          GLOBEGROUND GMBH


                                          By:  /s/ David W. Bernstein
                                             ----------------------------------
                                             Name: David W. Bernstein
                                             Title: Attorney-In-Fact